SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2017

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

At the extraordinary general meeting of shareholders of Korea Electric Power Corporation (“KEPCO”) held on January 10, 2017, the agenda set forth below submitted for shareholder approval was approved by the shareholders as originally proposed.

1. Agenda for shareholder approval: Election of a Standing Director

Name	Biographic Details

• Date of Birth: October 12, 1958

• Current Position: Acting Executive Vice President and Chief Power Grid Officer of KEPCO

• Previous Positions:

Moon, Bong-Soo	• Vice President of New Transmission Business Department of KEPCO

• Director General of Project Strategy & Planning Office of KEPCO

• Education: M.A in Electrical Engineering from Seoul National University

*	For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on December 26, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-Soo
Name:	Kim, Jong-Soo
Title:	Vice President

Date: January 10, 2017